                                                                    EXHIBIT 11.1


               COMPUTATION OF EARNINGS PER SHARE OF COMMON STOCK

                                             FOR THE EIGHT          FOR THE YEAR           FOR THE YEAR
                                             MONTHS ENDED               ENDED                 ENDED
                                           DECEMBER 31, 1995      DECEMBER 31, 1996     DECEMBER 31, 1997
                                           -----------------      -----------------     -----------------
 Weighted Average Shares Outstanding (a)                  7,520               13,626               28,835
 Common Stock Equivalents:
     Stock Options                                            0                    0                    0
     Warrants                                                 0                    0                    0
                                                      ---------            ---------            ---------
 Total Shares for Pro Forma Primary
     Earnings Per Share                                   7,520               13,626               28,835
 Net Loss                                             1,185,534            3,125,428            9,091,533
                                                      ---------            ---------            ---------
 Primary Loss per Share                                 $157.65              $229.37              $315.30
                                                        =======              =======              =======


(a) Net loss per share is computed using the weighted average number of shares of common stock and dilutive common stock equivalent shares from convertible preferred stock (using the if converted method). As the Company has no common stock outstanding, the Preferred Stock is assumed to be converted for purposes of this calculation. The Predecessor Company net losses per share are not shown, as they are not comparable with the Successor Company's.